Primary Business Name: TOR BROKERAGE LLC   **BD Number: 135274**

BD - AMENDMENT

03/02/2021

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
NEXUS CLEARING INVESTOR LLC	DE	NEXUS CLEARING LLC	MEMBER	11/2019	D	N	N	82-2016818
NEXUS CLEARING LLC	DE	VCT HOLDINGS LLC	MEMBER	11/2019	E	Y	N	84-3358120
SANDOR, VICTOR EROL	I	GCR INC.	PRESIDENT	03/2019	E	Y	N	2437119
VCT HOLDINGS II LLC	DE	NEXUS CLEARING LLC	MEMBER	11/2019	C	N	N	84-3397585